Exhibit 19

EVgo Inc.
INSIDER TRADING POLICY

(As amended and restated as of December 21, 2023)

This Insider Trading Policy (this “Policy”) provides guidelines to directors, officers, employees and consultants of EVgo Inc. and its subsidiaries (the “Company”) with respect to transactions in the Company’s securities (such as the Company’s common stock, options to buy or sell common stock, warrants and convertible securities) and derivative securities relating to the Company’s common stock, whether or not issued by the Company (such as exchange-traded options). This Policy refers to all securities listed or described in the prior sentence collectively as “Company securities.” These guidelines have been reasonably designed to promote compliance with applicable securities laws, rules and regulations.

This Policy applies to all directors, officers, employees and any consultants of the Company who receive or are aware of Material, Non-Public Information (as defined below) regarding the Company. The people to whom this Policy applies are referred to in this Policy as “insiders,” or, if in the second person, “you” and “your.” All insiders must comply strictly with this Policy and ensure such compliance by their respective Related Persons (as defined below).

The Company reserves the right to amend or rescind this Policy or any portion of it at any time and to adopt different policies and procedures at any time. In the event of any conflict or inconsistency between this Policy and any other materials distributed by the Company, this Policy shall govern. If a law conflicts with this Policy, you must comply with the law.

You should read this Policy carefully, ask any questions of the Compliance Officer (as defined in Section VI below), and promptly acknowledge receipt of this Policy in accordance with the Company’s electronic certification procedures.

I.	Definitions and Explanations
A.	Material, Non-Public Information
1.	What Information is “Material”?

It is not possible to define all categories of material information. However, information should be regarded as material if there is a substantial likelihood that it would be considered important to a reasonable investor in making an investment decision regarding the purchase or sale of a company’s securities. Information that is reasonably likely to affect the price of a company’s securities (whether positively or negatively) is almost always material.

While it may be difficult under this standard to determine whether particular information is material, there are certain categories of information that are particularly sensitive and, as a general rule, should always be considered material. Common examples of material information include:

●	Unpublished financial results (annual, quarterly or otherwise);

●	Unpublished projections of future earnings or losses or other earnings guidance;
●	News of a pending or proposed merger;
●	News of a pending or proposed significant acquisition or a sale of significant assets;
●	Impending announcements of bankruptcy or financial liquidity problems;
●	Gain or loss of a substantial customer or supplier;
●	Changes in the Company’s distribution or dividend policy;
●	Stock splits;
●	Changes in the Company’s or its subsidiaries’ credit ratings;
●	Proposed equity or debt offerings;
●	Significant developments in litigation or regulatory proceedings;
●	Changes in management; and
●	Significant cybersecurity incidents such as material data breaches.

The above list is for illustration purposes only. If securities transactions become the subject of scrutiny, they will be viewed after the fact and with the benefit of hindsight. Therefore, before engaging in any securities transaction, you should consider carefully how the Securities and Exchange Commission (the “SEC”) and others might view the transaction in hindsight and with all of the facts disclosed.

2.	What Information is “Non-Public”?

Information is “non-public” if it has not been previously disclosed to the general public and is otherwise not generally available to the investing public. In order for information to be considered “public,” it must be widely disseminated in a manner making it generally available to the investing public, and the investing public must have had time to absorb the information fully. Generally, one should allow two full Trading Days (as defined below) following publication as a reasonable waiting period before information is deemed to be public.

B.	Related Person

“Related Person” means, with respect to the Company’s insiders:

●	Any family member living in the insider’s household; and

●	Any other person or entity whose securities transactions the insider directs, influences or controls.
C.	Trading Day

“Trading Day” means a day on which national stock exchanges or the Over-The-Counter Bulletin Board Quotation System are open for trading, and a “Trading Day” begins at the time trading begins.

D.	Trading / Transactions

“Trading” or “transactions” in respect of Company securities includes any purchase, sale, loan, donation, gift, or any other transfer or disposition, or any offer to engage in the foregoing.

II.	General Policy

This Policy prohibits insiders from trading the Company’s securities or “tipping,” either directly or indirectly, others who may trade the Company’s securities while aware of Material, Non-Public Information about the Company. These illegal activities are commonly referred to as “insider trading.”

A.	Trading on Material, Non-Public Information

Except as otherwise permitted in this Policy, no insider or Related Person shall engage in any transaction involving a purchase or sale of the Company’s securities, including any offer to purchase or offer to sell, during any period commencing on the date that he or she becomes aware of Material, Non-Public Information concerning the Company, and ending on the date the information is no longer material or no longer non-public, as defined in Section I.A.

B.	Tipping Others of Material, Non-Public Information

No insider shall disclose or tip, either directly or indirectly, Material, Non-Public Information to any other person (including Related Persons) where that person may trade in the securities of the Company based on that Material Non-Public Information, nor shall any insider or any Related Person make recommendations, either directly or indirectly, or express opinions to any other person as to trading in the Company’s securities.

C.	Confidentiality of Material, Non-Public Information

Material, Non-Public Information relating to the Company is the Company’s property, and the unauthorized disclosure of Material, Non-Public Information is prohibited. If an insider receives any inquiry from outside the Company (such as a securities analyst) for information (particularly financial results and/or projections) that may be Material, Non-Public Information, the inquiry should be referred to the Compliance Officer.

D.	Special and Prohibited Transactions

Because the Company believes there is a heightened legal risk and/or the appearance of improper or inappropriate conduct for its insiders to engage in certain transactions, including short-term or speculative transactions, involving certain securities, it is the Company’s policy that its insiders may not engage in any of the transactions specified below. For the avoidance of doubt and except as required to comply with applicable law, the prohibitions and approval requirements described in this Section II.D. shall only apply to directors or officers with respect to the Company securities they hold in their individual capacity and shall not apply to Company securities they may be deemed to beneficially hold or control as a result of their affiliation with any controlling shareholder or its affiliates.

1.Transactions in Company Debt Securities. The Company believes that it is inappropriate for its insiders to be creditors of the Company due to actual or perceived conflicts of interest that may arise in connection therewith. Therefore, insider transactions in Company debt securities, whether or not those securities are convertible into Company common stock, are prohibited by this Policy.
2.Hedging Transactions. Hedging transactions can permit an individual to hedge against a decline in stock price, while at the same time eliminating much of the individual’s economic interest in any rise in value of the hedged securities. Because hedging transactions can present the appearance of a bet against the Company, insiders may not engage in any hedging transactions. For the avoidance of doubt, hedging transactions include those that have the purpose or effect of offsetting any decrease in the value of Company securities held directly or indirectly or granted to you as part of your compensation, including purchasing financial instruments such as prepaid variable forward contracts, equity swaps, collars and exchange funds.
3.	Short Selling. Short selling describes the practice of selling borrowed Company securities on the theory that they can be purchased back later at a lower price. This practice also includes selling short “against the box,” which is using a short sale to offset the same number of Company securities that you or your Related Persons continue to hold. Short selling is prohibited by this Policy.
4.Purchases of Company Stock on Margin. Any of the Company’s common stock purchased in the open market should be paid for in full at the time of purchase. Purchasing the Company’s common stock on margin (e.g., borrowing money from a brokerage firm or other third party to fund the stock purchase) is prohibited by this Policy.
5.Pledges of Company Securities. You should be aware that Company stock pledged as collateral, including shares held in a margin account, may be sold without your consent by the lender in foreclosure if you default on your loan. A foreclosure sale that occurs when you are aware of Material, Non-Public Information may, under some circumstances, result in unlawful insider trading. Because of this risk, Company directors and employees are prohibited from pledging Company securities as collateral unless they receive prior approval from the Compliance Officer.

6.Short Term Trading. Short-term trading of Company securities may be distracting and may unduly focus the person on the Company’s short-term stock market performance instead of the Company’s long-term business objectives. For these reasons, insiders who purchase Company securities in the open market may not sell any Company securities of the same class during the six months following the purchase (or vice versa).
7.Standing and Limit Orders. Standing and limit orders (except standing and limit orders under a Rule 10b5-1 Plan (as defined below), in compliance with Section IV) should be used only for a very brief period of time, in light of the possibility that the broker executing such order could execute a transaction when the insider is in possession of Material, Non-Public Information. If an insider comes into possession of Material, Non-Public Information after placing a limit order and before the trade is executed, he or she must cancel the proposed trade.
E.	Exempted Transactions

This Policy does not prohibit the following transactions, except as specifically noted:

1.Stock Options. This Policy does not apply to the exercise of an employee stock option acquired pursuant to the Company’s plans, or to the exercise of a tax withholding right pursuant to which a person has elected to have the Company withhold shares to satisfy tax withholding requirements. This Policy does apply, however, to any sale of stock as part of a broker-assisted cashless exercise of an option, or any other market sale of shares acquired upon the exercise of any option, including any sale conducted for the purpose of generating the cash needed to pay the exercise price or applicable tax withholding of the portion of an option being exercised.
2.Certain Other Full Value Equity-Based Compensatory Awards. This Policy does not apply to the receipt, vesting or settlement of any equity-based award, restricted stock, restricted stock units or any similar type of award granted pursuant to the Company’s plans (other than stock options, stock appreciation rights or other similar appreciation awards) (each, a “Full Value Award”), the exercise of a tax withholding right pursuant to which the insider elects to have the Company withhold shares of stock to satisfy tax withholding requirements upon the vesting or settlement of any Full Value Award, or sales (including broker-assisted sales) of shares in satisfaction of certain withholding and other tax obligations arising from any Full Value Award and occurring automatically pursuant to and in compliance with the default mechanism provided under the Company’s Automatic Sell To Cover Policy or similar policy as then in effect. The Policy does apply, however, to any market sales of shares acquired under any Full Value Award, other than as described in the prior sentence.

3. 401(k) Plan. This Policy does not apply to purchases of Company securities in the Company’s 401(k) plan that are made at the direction of the plan administrator for purposes of making matching grants of the Company’s common stock resulting from an insider’s periodic contribution of money to the plan pursuant to the insider’s payroll deduction election. This Policy does apply, however, to certain elections the insider may make under the 401(k) plan, including:
(a)	an election to increase or decrease the percentage of the insider’s periodic contributions that will be allocated to the Company stock fund;
(b)	an election to make an intra-plan transfer of an existing account balance into or out of the Company stock fund;
(c)	an election to borrow money against the insider’s 401(k) plan account if the loan will result in a liquidation of some or all of the insider’s Company stock fund balance; and
(d)	an election to pre-pay a plan loan if the pre-payment will result in allocation of loan proceeds to the Company stock fund.
4.Employee Stock Purchase Plan. This Policy does not apply to purchases of Company securities in any employee stock purchase plan resulting from the insider’s periodic contribution of money to the plan pursuant to the election the insider made in accordance with the terms of the plan. This Policy also does not apply to purchases of Company securities resulting from lump sum contributions to the plan, provided that the insider elected to participate by lump sum payment at the beginning of the applicable enrollment period. This Policy does apply, however, to the insider’s sales of Company securities purchased pursuant to the plan.
5.Dividend Reinvestment Plan. This Policy does not apply to purchases of Company securities under the Company’s dividend reinvestment plan resulting from the insider’s reinvestment of dividends paid on Company securities. This Policy does apply, however, to voluntary purchases of Company securities resulting from additional contributions the insider chooses to make to the dividend reinvestment plan, and to the insider’s election to participate in the plan or increase the insider’s level of participation in the plan. This Policy also applies to the insider’s sale of any Company securities purchased pursuant to the plan.

6.Transfers between accounts of the same owner. This Policy does not apply to transactions that involve merely a change in the form in which you or your Related Persons own securities (for example, if you were to transfer Company securities from one brokerage account of which you are the sole beneficiary to another brokerage account of which you are the sole beneficiary).
7.	Mutual Fund Transactions. This Policy does not apply to transactions in mutual funds that are invested in Company securities.
F.	Post-Termination Transactions

The guidelines set forth in this Policy shall continue to apply to transactions in the Company’s securities even after the insider has terminated employment or other service relationship with the Company as follows: (i) if the insider is aware of Material, Non-Public Information when his or her employment or service relationship terminates, the prohibitions set forth in Section II.A – II.B shall continue to apply until such information is no longer material or no longer non-public, as defined in Section I.A., and (ii) if the insider’s employment or service relationship terminates during a quarterly Blackout Period (as defined in Section III.A), the prohibitions set forth in Section III.A in respect of such Blackout Period shall continue to apply until the first day of the first Trading Window (as defined in Section III.A) immediately following such Blackout Period.

III.	Additional Trading Guidelines and Requirements for Certain Insiders
A.	Blackout Period and Trading Window

The period beginning at the close of market on the seventh calendar day prior to the end of each fiscal quarter or year and ending after two full Trading Days following the date of public disclosure of the financial results for that fiscal quarter or year (“Blackout Period”) is a particularly sensitive period of time for transactions in the Company’s securities from the perspective of compliance with applicable securities laws. This sensitivity is due to the fact that insiders are more likely, during the Blackout Period, to be aware of Material, Non-Public Information about the expected financial results for the quarter. For this reason, all insiders are prohibited from trading during the Blackout Period. For the avoidance of doubt, all Trading Days other than the Blackout Period, shall constitute the “Trading Window” unless the Company otherwise prohibits trading as discussed below.

From time to time, the Company may also prohibit certain insiders from trading the Company’s securities because of developments known to the Company and not yet disclosed to the public. In this event, the insiders so notified by the Company may not engage in any transactions involving the Company’s securities until the information has been known publicly for at least two full Trading Days and should not disclose to others the fact of the trading suspension.

It should be noted that even during the Trading Window, any person aware of Material, Non-Public Information concerning the Company should not engage in any transactions in the Company’s securities until the information has been known publicly for at least two full Trading Days, whether or not the Company has recommended a suspension of trading to that person. Trading in the Company’s securities during the Trading Window should not be considered a “safe harbor,” and all insiders should use good judgment at all times.

B.	Pre-Clearance of Trades

The Company has determined that certain insiders identified by the Company, including the Company’s directors and executive officers, and any other individuals so notified by the Company (collectively, the “Pre-Clearance Group”) must not trade in the Company’s securities, even during a Trading Window, without first complying with the Company’s “pre-clearance” process. Each member of the Pre-Clearance Group should contact the Company’s Chief Legal Officer or their designee prior to commencing any trade in the Company’s securities. The Chief Legal Officer will consult, as necessary, with senior management before clearing any proposed trade.

Please note that clearance of a proposed trade does not constitute legal advice regarding, or otherwise acknowledge that a member of the Pre-Clearance Group does not possess, Material, Non-Public Information and does not insulate such member from liability under applicable securities laws.

For the avoidance of doubt, the additional trading guidelines and requirements for certain insiders described in this Section III, including restrictions regarding Blackout Periods and pre-clearance requirements, do not apply to those transactions to which this Policy does not apply, including those described in Section II.E under the caption “Exempted Transactions” and those described in Section IV.

IV.	Planned Trading Programs

Rule 10b5-1 under the Exchange Act (“Rule 10b5-1”) provides an affirmative defense to insider trading liability in connection with preplanned securities transactions that occur even while an insider is in possession of Material, Non-Public Information. In order to be eligible to rely on this defense under this Policy, you must enter into a written trading plan for transactions in Company securities that satisfies the requirements of Rule 10b5-1 (a “Rule 10b5-1 Plan”) and meets the following minimum requirements:

A.	Pre-Approval and Policy Compliance: Each Rule 10b5-1 Plan (and any modifications to a Rule 10b5-1 Plan) must be pre-approved by the Compliance Officer and comply with this Policy. Please note that such pre-approval is not a determination that any specific Rule 10b5-1 Plan or modification thereto is sufficient to satisfy the requirements of Rule 10b5-1.
B.	Timing and modifications: You can only adopt or modify a Rule 10b5-1 Plan when (1) you are not aware of Material, Non-Public Information and (2) neither a Blackout Period nor any trading prohibition personal to you is in effect, as described in Section III.A.
C.	Duration: A Rule 10b5-1 Plan must have a minimum term length of one year from adoption. If your Rule 10b5-1 Plan terminates according to its terms prior to one year passing, then you may adopt a new trading plan pursuant to the “cooling-off” period defined below and other requirements explained in this Policy.
D.	“Cooling off” periods: You cannot immediately trade under a Rule 10b5-1 Plan. The SEC requires there to be a “cooling off” period between adoption or modification of a plan and the first trade under the plan. The length of the “cooling off” period depends on who you are:
a.	For all directors and officers (as defined by Rule 16a-1(f)), the first trade may not occur until after the later of (a) 90 days after the adoption, or modification, of the trading plan or (b) two business days following disclosure in Forms 10-K and 10-Q of the Company’s financial results for the fiscal quarter in which the plan was adopted or modified (but not to exceed 120 days after adoption or modification of the trading plan).
b.	For all others, the first trade under the trading plan may not occur until 30 days following plan adoption or modification.
E.	Single-Trade Rule 10b5-1 Plans: Rule 10b5-1 Plans designed to effect an open-market purchase or sale of the total amount of securities as a single transaction are permitted, but you may only have one such single-trade Rule 10b5-1 plan over the course of a 12-month period.
F.	Certifications: Directors and officers must include a representation certifying as to certain matters as required by Rule 10b5-1 in their Rule 10b5-1 Plan.
G.	Section 16 Reporting: Directors and officers must indicate in their Forms 4 or 5 if a transaction reported therein was made pursuant to a Rule 10b5-1 Plan intended to satisfy Rule 10b5-1’s affirmative defense conditions and provide the date of its adoption.
H.	Transactions outside of the Plan: Trading securities outside of a Rule 10b5-1 Plan should be considered carefully for several reasons: (1) the Rule 10b5-1 affirmative defense will not apply to trades made outside of the plan, and (2) buying or selling securities outside a Rule 10b5-1 Plan could be interpreted as a hedging transaction. Hedging transactions with respect to securities bought or sold under a Rule 10b5-1 Plan will nullify the affirmative defense. Further, insiders should not sell securities that have been designated as Rule 10b5-1 Plan securities because any such sale may be deemed a modification of the plan. Further, if the insider is subject to the volume limitations of Rule 144, the sale of securities outside the Rule 10b5-1 Plan could effectively reduce the number of shares that could be sold under the plan, which could be deemed an impermissible modification of the plan.
V.	Potential Criminal and Civil Liability and/or Disciplinary Action
A.	Federal Enforcement Action

The adverse consequences of insider trading violations can be staggering and currently include, without limitation, the following:

1.	For individuals who trade on Material, Non-Public Information (or tip information to others):
●	A civil fine of up to three times the profit gained or loss avoided resulting from the violation;
●	A criminal penalty, which can be substantial (even if the violation resulted in no gain or avoidance of loss); and/or
●	A significant jail term.
2.	For a company (as well as other “controlling persons”) that fails to take appropriate steps to prevent illegal trading:
●	A civil fine, which can be significant;
●	A criminal penalty, which can be substantial; and/or
●	The civil penalties may extend personal liability to the Company’s directors, officers and other “controlling persons” if they fail to take reasonable steps to prevent insider trading.
B.	Disciplinary Action by the Company

Persons who violate this Policy may be subject to disciplinary action by the Company, which may include termination or other appropriate action.

VI.	Administration of the Policy

The Chief Legal Officer shall serve as the Compliance Officer for the purposes of this Policy, and in the Chief Legal Officer’s absence, the Chief Financial Officer or another employee designated by the Compliance Officer shall be responsible for administration of this Policy. All determinations and interpretations as to the administration of this Policy by the Compliance Officer shall be final and not subject to further review.

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This document states a policy of EVgo Inc. and is not intended to be regarded as the rendering of legal advice. At all times, you are responsible for ensuring your compliance with insider trading laws with respect to all transactions, including those that do not involve Company securities.